SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar
Investments in the Custody of
Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1.    Investment Company Act File Number:    Date examination completed:

              811-07399                          October 22, 2001

2. State identification Number:

AL       AK       AZ       AR       CA      CO
CT       DE       DC       FL       GA      HI
ID       IL       IN       IA       KS      KY
LA       ME       MD       MA       MI      MN
MS       MO       MT       NE       NV      NH
NJ       NM       NY       NC       ND      OH
OK       OR       PA       RI       SC      SD
TN       TX       UT       VT       VA      WA
WV       WI       WY       PUERTO RICO

Other  (specify):

3. Exact name of investment company as specified in registration statement:

     World Trust

4. Name under which business is conducted, if different from above:


5. Address of principal place of business (number,street,city,state,zip code):

     200 AXP Financial Center, Minneapolis, MN 55474

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

Investment Company

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

Accountant

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D. C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

Note: The estimated average burden hours are made solely for purposes of the Paperwork Reduction Act, and are not derived from a comprehensive or even a representative survey or study of the costs of SEC rules and forms. Direct any comments concerning the accuracy of the estimated average burden hours for compliance with SEC rules and forms to Kenneth A. Fogash. Duputy Executive Director, U.S. Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and Gary Waxman, Clearance Officer, Office of Management and Budget, Room 3208 New Executive Office Building, Washington, D.C. 20503.

                          Independent Auditors' Report


To the Board of Trustees of
World Trust:

We have examined management's assertion, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, that World Income Portfolio, Emerging Markets Portfolio, World Technologies Portfolio, and World Growth Portfolio of World Trust (the Portfolios) complied with the provisions of subsection (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 as of July 31, 2001 and during the period March 31, 2001 (the date of our last examination) through July 31, 2001. Management is responsible for the Portfolios' compliance with those provisions. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Portfolios' compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of July 31, 2001 and the period from March 31, 2001 through July 31, 2001, with respect to securities transactions:

o Count and inspection of all securities located in the vault, if any, of American Express Trust Company, the Custodian, without prior notice to management;

o Confirmation of all securities, if any, held by institutions in book entry form (Wells Fargo Bank Minnesota, N.A., The Bank of New York, The Depository Trust Company);

o Confirmation or examination of underlying documentation of all securities purchased but not received, hypothecated, pledged, placed in escrow, or out for transfer with brokers, pledges and/or transfer agents;

o Reconciliation of all such securities to the books and records of the Portfolios and the Custodian; and

o    Test of selected security transactions since the date of our last report.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Portfolios' compliance with the specified requirements.

In our opinion, management's assertion that World Trust was in compliance with the above mentioned provisions of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2001 and for the period from March 31, 2001 through July 31, 2001 is fairly stated in all material respects.

This report is intended solely for the information and use of management of World Trust and the Securities and Exchange Commission and should not be used for any other purpose and is not intended to be and should not be used by anyone other than these specified parties.




                             /s/ KPMG LLP
                                 --------
                                 KPMG LLP

Minneapolis, MN
October 22, 2001

             Management Statement Regarding Compliance With Certain
                Provisions of the Investment Company Act of 1940



     We, as members of management of World Income Portfolio, Emerging Markets Portfolio, World Technologies Portfolio, and World Growth Portfolio of World Trust (the Portfolios) are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of July 31, 2001 and from March 31, 2001 through July 31, 2001.

     Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of July 31, 2001 and from March 31, 2001 through July 31, 2001, with respect to securities reflected in the investment account of the Portfolios.



     AMERICAN EXPRESS FINANCIAL CORPORATION




     By: /s/ John M. Knight
             --------------
             John M. Knight, Vice President-Investment Accounting